EXHIBIT 99.207

TSX-V: MCLD OTCQB: MCLDF

MANAGEMENT'S DISCUSSION & ANALYSIS Q2 2021

mCloud

TSX-V: MCLD OTCQB: MCLDF

NOTICE

This Management's Discussion and Analysis ("MD&A) of the financial condition of results of Mcloud Technologies Corp. (the "Company", "our", "we", or "mCloud") is provided to assist our readers to assess our financial condition and our financial performance including our liquidity and capital resources, for the three and six months ended June 30, 2021. The following MD&A should be read in conjunction with the condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2021 (the "Q2 2021 Financial Statements") which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Additional information about the Company and its subsidiaries, including its annual information form, is available under the Company's profile on SEDAR (www.sedar.com) and our Company website at www.mcloudcorp.com. This MD&A is presented as of August 13, 2021.

FORWARD LOOKING STATEMENTS

Certain statements included in this MD&A constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "potential", "predict", "project", "seek", "should", "targeting", "will" and other similar expressions. All forward-looking statements are based on beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on expectations regarding future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from those anticipated in such forward-looking statements. Although the forward-looking statements contained in the MD&A are based upon what the Company believes to be reasonable assumptions, no assurance can be given that these expectations will prove to be accurate and such forward-looking statements included in this MD&A should not be unduly relied upon by investors. These forward-looking statements are made as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: (i) the ability to obtain sufficient and suitable financing to support operations, development and commercialization of products, (ii) ability to successfully consolidate acquired businesses with the Company's existing operations (iii) the Company will be able to incorporate acquired technologies into its AssetCare™ platform (iv) the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition (v) development activities and wide-spread acceptance of the use of AI (vi) the ability to attract and retain key personnel and key collaborators, (vii) the ability to adequately protect proprietary information and technology from competitors, (viii) market and general economic conditions and (ix) the impact where a significant disruption to its information technology to occur. See also "Risks Factors and Uncertainties" below. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

TSX-V: MCLD OTCQB: MCLDF

All figures are in millions of Canadian dollars expect share and per share date unless otherwise noted.

"Annual Financial Statements" means the Company's consolidated financial statements for Fiscal 2020.
"Annual MD&A" means the Company's MD&A for the year ended December 31, 2020.

"Fiscal 2021" means the fiscal year ending December 31, 2021
"Fiscal 2020" means the fiscal year ended December 31, 2020

"Q1 2021" means the three months ended March 31, 2021
"Q2 2021" means the three months ended June 30, 2021
"Q3 2021" means the three months ended September 30, 2021
"Q4 2021" means the three months ending December 31, 2021

"Q1 2020" means the three months ended March 31, 2020
"Q2 2020" means the three months ended June 30, 2020
"Q3 2020" means the three months ended September 30, 2020
"Q4 2020" means the three months ended December 31, 2020

TABLE OF CONTENTS

Q2 2021 INFOGRAPHIC ............................................................................................................................PAGE 1

COMPANY OVERVIEW ...............................................................................................................................PAGE 2

QUARTER IN REVIEW ..............................................................................................................................PAGE 19

COVID-19 UPDATE ..................................................................................................................................PAGE 21

FINANCIAL INFORMATION ....................................................................................................................PAGE 22

OUTSTANDING SHARE DATA ..............................................................................................................PAGE 36

RISK FACTORS, UNCERTAINTIES, AND FORWARD LOOKING INFORMATION ..................PAGE 37

TSX-V: MCLD OTCQB: MCLDF

H1 2021 - mCLOUD BY THE NUMBERS

AssetCare™ solution sales and recurring revenues drive company growth.

Total

Revenue
$15.6M
+ 35%

AssetCare Recurring

Revenue
$12.6M
+ 244%

Gross Margin

62%

Annual SaaS Performance For FY 2020

Net Dollar Retention
273%

Gross Dollar Retention
100%

Win/Loss Ratio
74%

LTV-to-CAC
3.2x

Capitalization

Shares Outstanding
34.5M

Connected Assets

62,508
+ 3,046 Assets
At June 30, 2021 vs December 31, 2020

Customers

100+ Enterprise Customers Worldwide

Presence

14 Offices

7 Countries

H1 2021 information presented above provides a period-over-period comparison of the Company's results for the six month period ended June 30, 2021 to the Company's results for the six month period ended June 30, 2020, unless otherwise stated. For further information, please see the applicable financial statements of the Company available for review on the Company's SEDAR profile at www.sedar.com.

1 | Management's Discussion and Analysis

COMPANY OVERVIEW

Using AI and analytics to optimize energy-intensive assets and deliver Results-as-a-Service.

Founded in 2017 and headquartered in Canada with key operation and technology centers in the United States, Australia, and throughout Europe, mCloud Technologies Corp. ("mCloud" or the "Company") is a provider of asset performance management solutions combining the industrial Internet of Things ("IoT"), artificial intelligence ("AI"), and the cloud. Through mCloud's proprietary AssetCare™ platform, mCloud unlocks the untapped potential of energy-intensive, and typically under-managed, assets such as rooftop HVAC units, wind turbines, and industrial heat exchangers.

IoT enables rapid, highly scalable connectivity to millions of assets. AI and the cloud enable the creation of digital twins for every connected asset and the continuous discovery of opportunities to optimizie asset efficiency and performance. A portfolio of cutting-edge mobile and advanced visualization apps guides and directs workers charged with the operation and maintenance of these assets to continually take actions that ensure assets are always running optimally.

mCloud primarily operates in three verticals: commercial buildings, energy utilities including wind and renewables, and process industries such as oil and gas. Through AssetCare, mCloud's technology enables businesses in these verticals to take the actions needed to drive bottom-line results, curbing energy consumption, minimalizing waste, optimizing production, and ensuring worker safety. mCloud's technology enables digitalization to decarbonize assets, reduce harmful emissions, and drive an Environmental, Social, and Governance ("ESG") agenda.

The Company delivers AssetCare to customers through multi-year recurring subscription contracts akin to commercial Software-as-a-Service ("SaaS"). Every AssetCare subscription includes asset connectivity, 24/7 asset monitoring through the Company's Live Operations ("LiveOps") team, and access to apps enabling AI-assisted operations and maintenance actions focused on delivering measurable, bottom-line results such as direct reductions in kWh consumption, improvements in annual energy production ("AEP"), and optimization of asset OPEX. mCloud calls this the delivery of "Results-as-a-Service."

14	7	+230
GLOBAL OFFICES	COUNTRIES	EMPLOYEES

+ Learn More

AssetCare Platform	ESG Initiatives	Investor Relations	Contact Us
https://www.mcloudcorp.com/	https://www.mcloudcorp.com/esg	https://investor.mcloudcorp.com/	https://www.mcloudcorp.com/contact-us

2 | Management's Discussion and Analysis

MANAGEMENT TEAM

mCloud's management team is comprised of recognized industry leaders from every corner of high-tech, finance, and enterprise asset management with decades of experience in the markets where mCloud operates. The team brings deep experience leading private and mature public companies from around the world.

Russ McMeekin

Co-Founder, President and
Chief Executive Officer

Costantino Lanza

Co-Founder and Chief
Growth and Revenue Officer

Chantal Schutz

Executive Vice President and
Chief Financial Officer

Barry Po

Executive Vice President and
Chief Marketing Officer

Jim Christian

Chief Product and
Technology Officer

Arnel Santos

Executive Vice President and
Chief Operating Officer

Kim Clauss

Executive Vice President and
Chief Talent Success Officer

+ Learn More
https://www.mcloudcorp.com/about-us/leadership

3 | Management's Discussion and Analysis

AI WITH A PURPOSE

AssetCare unlocks the untapped potential of energy-intensive assets using AI, IoT and the cloud.

mCloud applies AI and analytics initially developed for aerospace, defense, and nuclear energy applications to optimize the performance and efficiency of energy-intensive assets around the world.

The Company deliberately applies AI to solve very specific optimization problems that are the root causes of unnecessary waste, production loss, or carbon footprint in assets that typically receive less attention than needed for these assets to operate optimally.

1

Connected Buildings

AssetCare solutions drive direct improvements in building energy efficiency and improve occupant health and safety through optimization of indoor air quality by optimizing building HVAC systems, improving HVAC energy efficiency by up to 25% and eliminating up to 95% of airborne particulates smaller than one micron in size.

2

Process Industries

AssetCare solutions optimize the performance of under-managed assets such as the well-heads at upstream sites and the numerous heat exchangers and gas compressors at every midstream facility, applying AI to improve responsiveness to unplanned downtime events that lead to flaring incidents by up to 300% and decreasing asset OPEX by up to 50%.

3

Wind and Renewables

AssetCare identifies opportunities to improve the AEP of wind turbines in mid-life by up to 2%, using AI to combine data about the performance of turbine blade condition with performance data from key components such as the gearbox to identify inefficiencies that prevent a wind turbine from optimally converting wind into energy.

The Company possesses a deep portfolio of intellectual property, including 15 patents and a global customer base of over 100 enterprise customers including notable brands such as Bank of America/JLL, Duke Energy, Husky, AltaGas, SoftBank, TELUS, General Dynamics, Idemitsu, and Lockheed Martin who benefit from mCloud solutions today.

5 | Management's Discussion and Analysis

ASSETCARE SOLUTIONS

All mCloud solutions are powered by technologies integrated into the Company’s AssetCare technology platform in the cloud.

mCloud has employed a strategy of acquiring “best of breed” asset performance management technolo- gies that serve the markets where mCloud operates, focusing internal research and development on the integration of these technologies into complete end-to-end service offerings for customers. This strategy has enabled the Company to rapidly commercialize these technologies and expedite the go-to-market of AssetCare solutions.

+ Learn More

https://www.mcloudcorp.com

6 | Management’s Discussion and Analysis

AssetCare connects and guides workers to drive actions ensuring optimal asset performance.

Commercial Buildings 	***Process Industries*** 	***Renewable Energy*** 
• HVAC	• Control Systems	• Wind Turbines
• Refrigeration	• Heat Exchangers	
• Indoor Air Quality	• Compressors	
	• Artificial Lift	

CONNECT TO ASSETS 1
Devices, existing controls and new sensors collect data about performance and condition

2 PORTFOLIO PERFORMANCE
Digital twins and AI identify opportunities for improvement

3 DATA DRIVEN MAINTENANCE
Predictive and condition-based operations and maintenance

4 24/7 LIVEOPS
AI & experts monitor continuously and respond to alerts

MOBILE REMOTE EXPERT 5
Front-line workers get help from SMEs anytime

FIELD DIGITAL ASSISTANCE 6
Mobile workflows and intelligence guide and drive action

AssetCare™

7 | Management's Discussion and Analysis

CONNECTED BUILDINGS

Energy efficiency, indoor air quality optimization, and remote monitoring with AI.

In the buildings market, mCloud targets standalone commercial buildings with a high energy-use or high occupancy footprint, such as foodservice retail and manufacturing facilities, retail spaces, schools, and warehouses.

Most incumbent commercial smart building solutions are dependent on the presence of an expensive building management system usually only practical in very large commercial spaces. Using IoT and cloud- based connectivity, mCloud enables practical connectivity to spaces of any size at a small fraction of the cost of a traditional building automation solution.

Facility management teams get access to AI-driv- en help that continuously watches for opportuni- ties to be more energy efficient, automatically tak- ing action to intelligently curb energy use through optimization of HVAC use during peak times of day when the cost of energy is highest, freeing these teams to work on activities requiring their personal attention. A Web dashboard and mobile app em- power these teams to address routine issues any- where, anytime.

mCloud’s LiveOps team uses AI to watch connected buildings 24 hours a day, 7 days a week, offering on-call support and AI-driven alerts to help building operators take action before maintenance issues become costly or the safety of occupants is compromised.

+ Learn More
https://www.mcloudcorp.com/
HVAC-and-indoor-air-quality

8 | Management’s Discussion and Analysis

INDOOR AIR QUALITY SOLUTIONS

In the wake of COVID-19, mCloud expanded its AI capabilities to optimize indoor air quality (“IAQ”) in addition to building energy efficiency in response to businesses seeking to assure their employees and customers of the safety of their buildings.

In tandem with partners offering cost-effective air purification technologies, mCloud has applied AI to con- tinuously drive indoor air quality that exceeds the commercial building standards and guidance established by major building and health authorities including the CDC, LEED, and ASHRAE.

AssetCare in action

Smart sensors measure indoor air quality to mitigate the spread of airborne pathogens including COVID-19 and ensures build- ings are constantly working to meet local health and safety guidelines.

+ Learn More

       https://www.mcloudcorp.com/         HVAC-and-indoor-air-quality

Real-world results

An actual example of a live site, illustrating the “before” and “after” impact that As- setCare can have on a con- nected building. Through the use of intelligent IAQ sensors, around-the-clock monitoring, and connected air purification, even indoor environments with particulate levels well be- yond safe limits can be made healthy.

9 | Management’s Discussion and Analysis

CONNECTED INDUSTRY

AI-powered asset performance optimization solutions for process industries.

In process industries including oil and gas, mCloud offers a portfolio of solutions that target specific class- es of energy-intensive assets that typically receive less attention than ideal to ensure these assets operate optimally.

Analogous to AssetCare for Connected Buildings, mCloud connects to these asset classes at scale, en- abling customers to benefit from new efficiencies generated at the per-asset level.

AssetCare targets assets including process control systems, heat exchangers, compressors, and artificial lift systems. Analogous to AssetCare for Connected Buildings, mCloud connects to these asset classes at scale, enabling customers to benefit from new efficiencies generated at the per-asset level.

Industrial facilities get access to AI and a portfolio of asset-specific apps that advise operations and maintenance teams, continuously monitoring connected assets to minimize the risk of unplanned down- time events, optimize production, and expedite worker response to critical events. This is complemented through mCloud’s LiveOps support, employing AI to add an additional level of oversight on these assets around-the-clock.

The technology that mCloud employs to connect these assets and make them more efficient also enables the Company to help industrial facilities drive ESG initiatives. Through AssetCare, mCloud uniquely drives action with AI, tracking and attributing actions taken to reduce greenhouse gas emissions and decarbonize businesses at the level of the individual asset. The ability to track and drill-down to precisely track sub-as- sets at this level is unique to mCloud and AssetCare. mCloud’s approach scales enterprise-wide for cus- tomers, aggregating and optimizing all of the most important energy-intensive assets in an organization.

+ Learn More

https://www.mcloudcorp.com/connected-industry

10 | Management’s Discussion and Analysis

CONNECTED WIND

Optimized annual energy production (AEP) with digital blade inspection and analytics.

mCloud also targets wind turbines in the middle of operational life, after these assets move off OEM war- ranties and become energy-intensive assets that often receive less attention that is required to ensure they operate optimally.

Many wind turbines operate inefficiently because of improper operation or maintenance. The Company of- fers an AssetCare solution for connected wind turbines, delivering AI to wind turbine owners and operators. AssetCare enables these teams to continuously keep track of key aspects of a wind turbine’s performance and identify opportunities that will maximize wind turbine AEP.

Unique to mCloud are certain AI-powered technologies that assist wind operators and maintainers to au- tomatically characterize the condition of wind turbine blades, alleviating the need to do traditional “rope inspections” of turbine blades, a costly and labor-intensive process that generally limits the quality of these inspections. Through the use of ground-based or drone-lifted cameras, sensor imagery of turbine blades can be rapidly acquired and then sent to the cloud, leveraging mCloud’s unique AI capabilities, for automat- ed processing at a fraction of the cost and time of a conventional inspection. The Company has found that many customers already collect such imagery and directly benefit from the use of mCloud’s AI to glean in- sight from the imagery they already have. This creates opportunities for mCloud to have a first engagement with customers leading to a multi-year AssetCare contracts with them.

+ Learn More

https://www.mcloudcorp.com/wind

11 | Management’s Discussion and Analysis

ASSETCARE MOBILE

Mobile connected worker solutions to guide and direct asset actions.

mCloud offers a cross-industry mobile offering that enables operations and maintenance teams to access a portfolio of AI-powered mobile apps that assist asset work in the field.

Called AssetCare Mobile, mCloud offers three specific apps that are available for mobile phones, tablets, and wearable “smart glasses” or industrial, intrinsically safe hands-free headsets operated through voice command. The latter are especially crucial in high-performance work environments where assets may be deployed in highly inaccessible locations (e.g. high elevations, rooftops).

An AssetCare “Digitize” app enables field teams to go fully paperless in the field, replacing traditional paper-based forms with digital checklists, workflows, and procedures. The Asset- Care vision is to be the digital successor to the traditional clipboard used by most field workers today.

An AssetCare “Collaborate” app enables field teams on the front line to contact their colleagues and get remote assistance from subject matter experts through a secure video conferencing link that allows these experts to mentor in real- time front-line workers on how to address challenging issues in the field. This app is compatible with widespread video conferencing capabilities such as Microsoft Teams and Zoom.

An AssetCare “Visualize” app enables field teams to access a mobile dashboard to assets connected to AssetCare, giving them insight into the real-time performance and condition of these assets through the asset digital twin in the cloud. Through the use of advanced 3D and mixed reality capabilities, field teams can employ these mobile apps to access guidance and AI-assisted directions that allow these workers to complete these tasks more quickly and more proficiently. Asset Care creates a digital record of all actions taken.

12 | Management’s Discussion and Analysis

NATURAL LANGUAGE CAPABILITIES

+Learn More https://www.mcloudcorp.com/ assetcare-mobile

HANDS-FREE SOLUTIONS

mCloud has invested in the development of AI- based natural language processing capabilities that allow field workers equipped with Asset- Care Mobile to query and interface with Asset- Care in a more conversational way, reducing the need to memorize specific commands or navi- gate through an app to find and access the in- formation they may need on the front-line. This enables AssetCare Mobile to be rapidly put to use with minimal training required on the part of the customer.

ASSETCARE FOR 3D INTELLIGENCE

3D digital twin solutions enabling remote collaboration and virtual operations.

DIGITAL TWINS

The company deploys technology that facili- tates the rapid digitization of facilities using high-precision 3D laser scanners that create a very high-resolution “point cloud” that is a 1:1 replica of a facility with sub-millimeter accura-cy.

+Learn More

      https://www.mcloudcorp.com/3d-digital-twin

mCloud offers a collection of 3D capabilities that enable customers to create and access 3D digital rep- licas of assets within their facilities, enabling remote collaboration across multiple teams and locations without requiring teams to be onsite to manage common industrial operations such as Management of Change scenarios.

Through this 3D offering, AssetCare enables teams to do virtual walkthroughs of a digitized facility. Via embedded links in the 3D model to other sources of asset data, teams can quickly access information about specific assets or areas of a facility. Virtual measuring tools allow facility changes to be mapped and planned, for example allowing a team to determine if a very large piece of equipment is at risk of colliding with existing equipment or structures already onsite.

13 | Management’s Discussion and Analysis

ASSETCARE ENTERPRISE

Enterprise-wide visual analytics and reporting solutions that enable a single source of truth.

For organizations needing an enterprise-level overlay that provides insight into assets at the portfolio level, the Company offers AssetCare Enterprise, an intelligent visual analytics and reporting platform capable of providing businesses with a “single enterprise view” of all assets.

The AssetCare Enterprise offering is available to customers as a standalone offering, or as a complementa- ry layer to other AssetCare solutions. Through AssetCare Enterprise, front-office operations can be synced with back-office systems, ensuring that all parts of an organization have real-time access to the same data needed to make decisions.

In many organizations, there can be frequent delays of days, weeks, or months before data that is collected in the field is available to decision-makers elsewhere in an organization. Through AssetCare’s connectivity and AssetCare Enterprise, data can be continuously collected and synced effectively eliminating potential delays in accessing information that may be needed to make operational decisions about assets in the field. AssetCare Enterprise is available worldwide in all of the markets where mCloud does business today. The Company expects business in this segment from large multi-site and multi-asset portfolio customers in 2021.

14 | Management’s Discussion and Analysis

ASSETCARE FOR ESG SOLUTIONS

Decarbonize infrastructure, track emissions, and report on ESG matters across the enterprise.

ESG issues have become increasingly important to customers in the markets mCloud serves and the Company has responded by expanding its AssetCare portfolio to include solutions that directly address the need for businesses to track, audit, and verify the impact of actions taken to drive improvements in their ESG standing.

Using the technology underlying the Company's AssetCare Enterprise offering, mCloud offers ESG dashboards and reporting capabilities that enable customers to uniquely see the carbon impact of their operations at the level of the individual asset.

The Company has also introduced a new connected fugitive emissions and leak detection solution that takes advantage of the connected worker capabilities provided by AssetCare Mobile enabling workers at industrial facilities to continuously monitor and respond to gas leaks. In oil and gas, research provided by McKinsey and Company estimates fugitive gas emissions are responsible for approximately 47% of all emissions across the industry. This AssetCare connected solution to detect such leaks is expected to measurably reduce such emissions by enabling earlier detection and action to stop these leaks. Early adopters of the solution have been identified and are expected to onboard the offering in 2021 as access to customer sites resumes. The rollout for these early adopters is supported by industry experts, regulatory bodies, and government agencies.

+ *Learn More*

To download the 2020 ESG Report visit:
https://www.mcloudcorp.com/esg

15 | Management's Discussion and Analysis

GLOBAL SALES AND MARKETING

mCloud maintains a robust presence in seven countries: Canada, the United States, the United Kingdom, the Kingdom of Bahrain as the gateway to markets in the Middle East, China, Singa- pore and Australia, supplemented by a growing international network of channel and delivery partners around the world.

The Company employs sales team members in these countries charged with direct sales efforts of Asset- Care solutions. Global marketing efforts to support these sales efforts include virtual campaigns and events to attract new customers, strengthen relationships with existing customers, and build brand presence and visibility. The Company also hosts an annual user conference called mCloud Connect, which includes head- liners from well-known industry leaders, panels, and interactive sessions to gather “Voice of the Customer” feedback, which is used to improve the Company’s portfolio of AssetCare offerings.

16 | Management’s Discussion and Analysis

The Company estimates it has the capability of serving over 7.3 million commercial buildings and over 34,000 industrial sites in 20 different locales worldwide, with each building or site representing multiple potential connectable assets, workers, or 3D digital twins (see figure for an overview).

Serviceable commercial buildings include restaurants, mid-size retail (including retail finance sites such as bank branches), and long-term care facilities. In these buildings, mCloud connects to assets such as HVAC, lighting, and refrigeration units. Connectable workers include people involved in the day-to-day operation or maintenance of these commercial buildings, including mechanical service workers and facility managers.

Industrial sites include oil and gas ("O&G"), liquefied natural gas ("LNG"), and floating production storage and offloading ("FPSO") facilities, as well as wind farms, mining processing plants, and pulp and paper facilities. In these locations, connectable assets include process control systems, heat exchangers, pumps, and gas compressors. Connectable workers include field operators, maintainers, engineers, asset managers, and plant managers. The Company's experience in delivering digital 3D models from entire multi-billion-dollar assets the size of a FPSO vessel down to asset subcomponents such as wind turbine blades creates large obtainable market opportunities.

Based on the average monthly fee currently generated per connection or 3D digital twin, the Company estimates the current obtainable market opportunity to be approximately $24 billion in recurring revenue per annum including all potential targeted assets, workers, and 3D digital twins that mCloud can currently address.

Primary References

Source (US): https://www.statista.com/statistics/244616/number-of-qsr-fsr-chain-independent-restaurants-in-the-us/
Source (CA): ttps://www.statista.com/statistics/572702/number-of-fast-food-restaurants-in-canada/
Source(UK):https://www.statista.com/statistics/712002/fast-food-outlets-united-kingdom-uk-by-type/
Source(CN):https://www.ibisworld.com/china/market-research-reports/fast-food-restaurants-industry/
Source(US):https://www.statista.com/statistics/208059/total-shopping-centers-in-the-us/
Source(CA):https://www.thestar.com/business/2017/05/06/how-neighbourhood-malls-are-struggling-to-survive.html
Source(UK):https://www.statista.com/statistics/912126/shopping-center-numbers-by-country-europe/
Source(DE):https://www.statista.com/statistics/523100/number-of-shopping-centers-in-germany/
Source(IT):https://www.duffandphelps.com/-/media/assets/pdfs/publications/real-estate-advisory-group/real-estate-market-study-on-retail-sector-may-2019.ashx
Source(CN):https://www.chinadaily.com.cn/a/201901/11/WS5c380388a3106c65c34e3e65.html
Source (SG): https://sbr.com.sg/commercial-property/commentary/are-there-too-many-malls-in-singapore
Source (AUS): https://www.scca.org.au/industry-information/key-facts/
Source (US): https://www.cdc.gov/nchs/fastats/residential-care-communities.htm
Source(SG):https://www.moh.gov.sg/resources-statistics/singapore-health-facts/health-facilities
SourceAUS):https://www.gen-agedcaredata.gov.au/Topics/Services-and-places-in-aged-care
Source(SA):https://www.sidf.gov.sa/en/IndustryinSaudiArabia/Pages/IndustrialDevelopmentinSaudiArabia.aspx
Source(SA):https://www.saudiaramco.com/-/media/publications/corporate-reports/2015-ff-saudiaramco-english.pdf
Source (SG): Petronas Annual Report 2018: https://www.petronas.com/
Source (Global): Irena and the American Wind Association (AWEA)
Source (Global): World Economic Forum and Parker Bay
Source (Canada and EU): Confederation of EU Paper Industry; Natural Resource Canada; Bureau of Labor Statistics

QUARTER IN REVIEW AND FINANCIAL INFORMATION

569.00
1200.65
100.05
25601.01

The significant events occurring during Q2 2021 and to the date of this report are described below.

As of June 30, 2021, the Company had 62,508 connected assets (March 31, 2021 - 61,489). This represents a 2% sequential increase in total connected assets quarter-over-quarter and 22% year-over- year. While the Company saw growth in connections, pandemic restrictions in the markets where mCloud operates impeded the Company’s full growth potential. The Company continues to expect full quarter-on- quarter growth resuming as restrictions lift.

Significant Business Contracts and Partnerships

Partnership with Three Major North American Utilities

On April 21, 2021, mCloud announced it had partnered with three utilities in the United States and Canada enabling businesses to optimize building air quality and energy efficiency with support from their energy utility. Based on information provided by the utilities, mCloud estimated these partnerships will make AssetCare solutions available to approximately one million commercial buildings in the US and Canada.

AssetCare Indoor Air Quality Solution with Cadence Financial Group

On May 3, 2021, mCloud announced it was supplying Cadence Financial Group, a wealth management group affiliated with Raymond James Ltd., with an AssetCare HVAC and indoor air quality solution optimizing indoor air quality for their employees and clients.

First Annual ESG Report Published

On May 11, 2021, mCloud announced it had published its first annual ESG report, covering the Company's efforts in 2020, noting the Company had helped its customers shrink energy waste and reduce emissions at thousands of commercial and industrial facilities. mCloud affirmed its own commitment to ESG by reducing environmental impact through the use of its own technology, ensuring the safety of its employees, and giving back to local communities.

First State of Arkansas Building Connected with Fidus Global

On June 15, 2021, mCloud announced onboarding for an HVAC and indoor air quality optimization solution was underway for the first building in a portfolio of buildings operated by the State of Arkansas with Fidus Global, LLC (“Fidus Global”). The Company indicated it planned to continue working with the State of Arkansas to deploy AssetCare to other government-operated buildings across the state totaling millions of square feet of occupied indoor space.

First Deployment of AssetCare Fugitive Gas Solution

On June 23, 2021, mCloud announced it had partnered with Prosaris Solutions Ltd. to jointly deploy a new AssetCare solution targeting fugitive gas emissions. Commercial rollouts of the solution had begun with oil and gas operators in the province of Alberta, with Alberta-based AltaGas Ltd. among the first recipients of the solution connecting their workforce at several of their key facilities.

Partnership with URBSOFT in Saudi Arabia

On July 13, 2021, mCloud announced it had signed a Memorandum of Understanding (“MOU”) to partner with URBSOFT, a strategic provider of advanced ground and aerial inspection technology solutions in the Kingdom of Saudi Arabia. This partnership paved the way for mCloud to take AssetCare to support the digitalization and ESG objectives of Saudi Vision 2030, the Kingdom of Saudi Arabia’s national economic plan.

19 | Management’s Discussion and Analysis

Offering AssetCare Connected Building Solutions via Con Edison in New York

On July 20, 2021, mCloud announced it had begun to offer its AssetCare solutions for HVAC and Indoor Air Quality to small business customers of Con Edison, the energy company that serves New York City and Westchester County, N.Y. Through Con Edison, AssetCare customers in New York state can earn payments for measured energy savings achieved through AssetCare over a multi-year period.

Executive Team Additions

Arnel Santos Joins mCloud as Executive Vice President and President, Americas

On May 5, 2021, mCloud announced former NOVA Chemicals and Royal Dutch Shell PLC senior executive Arnel Santos would join the Company effective June 1, 2021, as the Company's new senior executive for its regional business in North America. Santos brings to mCloud decades of process industry experience as one of Alberta's top executives leading tech innovation, digital strategy, and ESG affairs provincially and globally. On July 15, 2021 he was appointed Executive Vice President and Chief Operating Officer.

Financing

Convertible Debenture Financing

In December 2020, the Company commenced efforts to raise an aggregate of US$10 million through a private placement offering of convertible unsecured subordinated debentures (the “2021 Debentures”) at a price of US$100 per debenture.The 2021 Debentures bear interest at 8% per annum payable in cash or common shares of the Company at the option of the Company. The offering was closed in multiple tranches from December 2020 to May 2021 for gross proceeds of $11.329 million (US$8.884 million). The 2021 Debentures will mature on a date that is 36 months following the closing date of the applicable tranche. The principal amount of the 2021 Debentures is convertible into common shares at the option of the holder prior to maturity at a calculated conversion price stated in the debenture. The principal amount of the 2021 Debentures outstanding is repayable in common shares or cash at the election of the Company on the maturity date.

On July 12, 2021 the Company announced the potential conversion of the majority of the principal amount and interest outstanding under the 2021 Debentures. The terms of the conversion and extinguishment of the debt are subject to a number of conditions including TSX.V approval. On August 13, 2021, the Company received TSX.V approval to convert 99.2% of the principal and accrued interest thereon to the date of the conversion agreements to equity of the Company. The Company will issue an aggregate of 6,323,360 common shares and 6,323,360 common share purchase warrants. See Outstanding Share Data section.

C$14.490 Million Public Offering

On April 15, 2021, the Company closed a public offering of 6,900,000 units of the Company at a price of

$2.10 per unit for aggregate gross proceeds of $14.49 million and net proceeds after transaction costs of

$13.106 million. The Company issued 6,900,000 common shares and 6,900,000 share purchase warrants. Each warrant entitles the holder to purchase one common share at an exercise price of $2.85 per share to April 15, 2024 subject to adjustment in certain events. mCloud intends to use the funds to advance the Company's Alberta-led ESG and oil and gas decarbonization agenda, including the commercialization of its new AssetCare fugitive gas and leak detection solution, as well as to grow its business in the Middle East and Southeast Asia, and for working capital and general corporate purposes.

Since raising capital, the Company has hired key leaders in both Saudi Arabia and Singapore. In Saudi Arabia, the Company signed an agency agreement with a local partner/representative in accordance with the laws of Saudi Arabia. Local agents are required for this market.

20 | Management’s Discussion and Analysis

Since the beginning of 2020, governments around the world have been forced to enact emergency measures in response to the World Health Organizations declaration of the COVID-19 pandemic. Businesses around the world have suffered material disruption resulting in economic slowdown and uncertainty and significant volatility in the financial markets. To date, the impacts associated with COVID-19 have included (i) a slow-down in technical services due to the in-person nature of these activities and the restrictions placed such as lock-downs and social distancing by governments around the world with many of the most restrictive measures in the most recent quarter being in our core geographic markets, (ii) a delay in the collection of receivables closely associated with business who were most widely impacted by shut-downs and restrictions, and (iii) a delay in certain projects. The long- term impact on the Company’s financial results and cash flows is unknown. While the Company has been negatively impacted by COVID-19, given the Company’s nature of operations COVID-19 has increased customer demand and created new opportunities for mCloud to engage with new and existing customers using the remote connectivity offered by AssetCare™.

COVID Government Support

The Company received government assistance in both Canada and the United States to help temper the financial impact of the crisis. During the three and six months ended June 30, 2021, government assistance of $1.125 million and $2.419 million, respectively, was recorded in Other income on the condensed consolidated interim statements of loss and comprehensive loss for the periods then ended (three and six months ended June 30, 2020 - $0.658 million).

Impact on Strategic Plan and Growth

The Company continues to assess the economic impacts of the novel coronavirus (“COVID-19”) pandemic on its future operations, including the liquidity forecast and valuation of the Company’s intangible and goodwill assets related to recent acquisitions. As at June 30, 2021, management has determined that the value of the Company’s assets are not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions, and potential disruptions in commodity prices and capital markets.

21 | Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

The Company's selected financial information for the last eight completed fiscal quarters is shown in the table below. Accounting policies under IFRS were consistently applied across all periods.

For the quarter ended:	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020 Q1 2020 (1)		Q4 2019	Q3 2019
Total Revenue	$7.208	$ 8.381	$ 9.223	$6.137	$5.010	$6.558	$10.009	$5.955
Net loss	8.349	8.806	8.918	8.713	9.353	7.878	4.213	18.493
Net Loss -
mCloud	8.279	9.325	9.725	9.417	9.707	8.021	6.575	18.115
shareholders
Basic and
diluted loss per	$0.25	$ 0.34	$ 0.36	$0.38	$0.51	$0.42	$0.44	$1.25
share (in dollars)
Total assets	$80.586	$75.996	$ 77.319	$68.113	$64.349	$67.869	$59.859	$62.528
Total non- current financial liabilities	$24.565	$43.440	$ 33.443	$33.319	$37.223	$32.795	$32.146	$32.084

1) The results for the period ended March 31, 2020 have been updated from what was previously reported for adjustments to the CSA purchase price allocation as a result of measurement period differences, as well as certain immaterial other adjustments, as required by IFRS. There was no change in revenue as previously reported, however, total loss from continuing operations and loss attributable to parent Company has been adjusted from $9.497 million.

Revenues in Q2 2021 were consistent with Q1 2021 and in-line with Managements expectations. COVID restrictions primarily in Alberta combined with other operating jurisdictions were more constrained than in previous periods, as such further negatively impacted the Company's ability to fully execute on its revenue targets in these regions. This was demonstrated by continued depression in Engineering Services revenue as well as new connections of assets which is depicted as AssetCare Initialization revenues in the Income Statement. AssetCare overtime revenues showed continued growth.

The increase in revenue in the fourth quarter of fiscal 2020 compared to the third quarter of fiscal 2020 relates predominately to connected assets and mobile enterprise workers. Overall Revenues from Q1 to Q2 dropped as a result of the impact of COVID-19 and then slowly began to rebound in Q3 as some restrictions began to ease world-wide and specifically, Q1 and Q2 of 2020 saw downward trends in Engineering services revenue as a result of Oil & Gas market fluctuations and the impact of COVID-19. This was off-set, however, as the Company was successful in growing its SaaS based AssetCare revenues and Q3 2020 began to show an upward trend in revenue as the impacts of COVID-19 were beginning to ease, and previous sales and marketing efforts are beginning to take shape.

22 | Management’s Discussion and Analysis

Review of Quarterly Financial Results

The table below provides key financial performance metrics of the Company for Q2 2021, compared with Q2 2020. This information should be read in conjunction with the Q2 2021 Financial Statements.

Three months ended June 30

	2021	2020	Change $	Change %

Revenue Cost of Sales	$7,208,127 (2,600,560)	$5,010,082 (1,936,023)	$2,198,045 (664,537)	44% 34%
Gross Profit	$4,607,567	$3,074,059 $	1,533,508	50%
Expenses	$5,583,582	$5,338,818	$244,764	5%
Salaries, wages and benefits
Sales and marketing	328,354	532,345	(203,991)	(38)%
Research and development	711,715	360,888	350,827	97%
General and administrative	1,556,068	1,259,315	296,753	24%
Professional and consulting fees	2,700,524	2,513,726	186,798	7%
Share-based compensation	360,645	288,778	71,867	25%
Depreciation and amortization	1,993,021	1,547,306	445,715	29%
Total expenses	$13,233,909	$11,841,176	$1,392,733	12%
Operating loss	$8,626,342	$8,767,117	$(140,775)	(2)%
Other Expenses (income)	$1,946,586	$1,368,067	$578,519	42%
Finance costs
Foreign exchange loss (gain)	164,355	(19,852)	184,207	(928)%
Business acquisition costs and other expenses	11,610	951,191	(939,581)	(99)%
Fair value gain on derivatives	(1,113,106)	-	(1,113,106)	100%
Other income	(1,155,002)	(980,564)	(174,438)	18%
Loss before tax	$8,480,785	$10,085,959	$(1,605,174)	(16)%
Current tax expense	$240,562	$78,666	$161,896	206%
Deferred tax recovery	(372,600)	(811,565)	438,965	(54)%
Net loss for the period	$8,348,747	$9,353,060	$(1,004,313)	(11)%

23 | Management’s Discussion and Analysis

Six months ended June 30

	2021	2020	Change $	Change %

Revenue Cost of Sales	$15,589,163 (5,859,290)	$11,568,286 (4,432,415)	$4,020,877 (1,426,875)	35% 32%
Gross Profit	$9,729,873	$7,135,871 $	2,594,002	36%
Expenses	$ 10,453,977	$11,122,885	$(668,908)	(6)%
Salaries, wages and benefits
Sales and marketing	513,053	1,078,149	(565,096)	(52)%
Research and development	1,460,879	360,888	1,099,991	305%
General and administrative	2,893,429	2,406,503	486,926	20%
Professional and consulting fees	4,439,945	4,590,589	(150,644)	(3)%
Share-based compensation	735,919	689,640	46,279	7%
Depreciation and amortization	3,963,971	3,181,154	782,817	25%
Total expenses	$24,461,173	$23,429,808	$1,031,365	4%
Operating loss	$14,731,300	$16,293,937	$(1,562,637)	(10)%
Other Expenses (income)	$ 4,182,513	$2,833,288	$1,349,225	48%
Finance costs
Foreign exchange loss (gain)	531,783	(897,598)	1,429,381	(159)%
Business acquisition costs and other expenses	336,020	1,024,296	(688,276)	(67)%
Fair value loss on derivatives	451,043	-	451,043	100%
Other income	(3,065,308)	(992,667)	(2,072,641)	209%
Loss before tax	$17,167,351	$18,261,256	$(1,093,905)	(6)%
Current tax expense (recovery)	$ 479,359	$(71,549)	$550,908	(770)%
Deferred tax recovery	(491,824)	(959,044)	467,220	(49)%
Net loss for the period	$17,154,886	$17,230,663	$(75,777)	- %

24 | Management’s Discussion and Analysis

Revenue

The increase in revenue of $2.198 million in the three months and $4.021 million in the six months ended June 30, 2021 compared with 2020, is due to an increase in the recurring connected asset segment of the revenues, AssetCare™ over time offset by a decrease in revenues for Engineering Services and AssetCare™ initialization which require travel to site and in-person activities. The ability to perform certain services were impeded by COVID-19 travel restrictions which were significant in the months of May and June 2021. In addition, the acquisition of kanepi Group Pty. Ltd. ("kanepi") in October 2020 contributed to increased revenues in the first half of 2021.

In the following tables, revenue is disaggregated by nature and timing of revenue recognition. See Segment reporting information in Note 4 to the Q2 2021 Financial Statements for further information on revenue by location.

Three months ended June 30

Major Service Line	2021	2020	Change $	Change %
AssetCare initialization	$0.591	$1.352	$(0.761)	(56)%
AssetCare over time	6.449	2.684	3.765	140%
Engineering services	0.168	0.974	(0.806)	(83)%
Total	$7.208	$5.010	$2.198	44%

Timing of revenue recognition	2021	2020	Change $	Change %
Revenue recognized over time	$6.453	$4.151	$2.302	55%
Revenue recognized at point in time upon completion	0.755	0.859	(0.104)	(12)%
Total	$7.208	$5.010	$2.198	44%

Six months ended June 30

Major Service Line	2021	2020	Change $	Change %
AssetCare initialization	$1.739	$3.425	$(1.686)	(49)%
AssetCare over time	12.640	3.676	8.964	244%
Engineering services	1.210	4.467	(3.257)	(73)%
Total	$15.589	$11.568	$4.021	35%

Timing of revenue recognition	2021	2020	Change $	Change %
Revenue recognized over time	$13.168	$8.636	$4.532	52%
Revenue recognized at point in time upon completion	2.421	2.932	(0.511)	(17)%
Total	$15.589	$11.568	$4.021	35%

Our AssetCare over time line has increased by 140% in Q2 2021 and by 244% in the six months ended June 30, 2021 compared with the same periods in 2020, as we have continued to onboard clients to the AssetCare SaaS model throughout Fiscal 2020 and 2021.

25 | Management’s Discussion and Analysis

Engineering services, which is highly dependent on performing in-person services, were impeded by COVID-19 restrictions which commenced in Q2 2020. As a result we, saw $0.806 million and $3.257 million decreases in revenues in Q2 and year to date revenues respectively. This was a direct impact of COVID-19 and our inability to perform in-person engineering services. As restrictions ease, we expect to begin seeing a steady improvement in this revenue source in the future quarters, back to levels previously realized.

Cost of Sales, Gross Profit, Gross Margin %

Three months ended June 30

	2021	2020	Change $	Change %
Cost of Sales	$2.601	$1.936	$0.665	34%
Gross Profit	4.608	3.074	1.534	50%
Gross margin %	64%	61%		4%

Six months ended June 30

	2021	2020	Change $	Change %
Cost of Sales	$5.859	$4.432	$1.427	32%
Gross Profit	9.730	7.136	2.594	36%
Gross margin %	62%	62%		1%

Cost of sales for the three months ended June 30, 2021 of $2.601 million increased 34% from the same period in 2020 of $1.936 million in line with revenue growth. Gross profit for the three months ended June 30 2021 increased 50% to $4.608 million from $3.074 million in 2020 in line with revenue growth and consistent margins.

Cost of sales for the six months ended June 30, 2021 of $5.859 million increased 32% from the same period in 2020 of $4.432 million in line with revenue growth. Gross profit for the six months ended June 30 2021 increased 36% to $9.730 million from $7.136 million in 2020 in line with revenue growth and consistent margins.

Operating Expenses

Overall operating expenses for the three months ended June 30, 2021, increased by 12% or $1.393 million compared with the same period in 2020. The most significant changes between Q2 2021 compared to Q2 2020 are as follows:

•	Salaries, wages and benefits costs increased by 5% or $0.245 million as the Company began to ramp up hiring in Q2 2021 after reducing headcount during the previous year consistent with the use of proceeds stated associated with the capital raised in 2021.

•	Sales and marketing costs decreased by 38% mainly as a result of decreased travel costs and efforts by management to manage these expenses during this period.

•	Research and development expenses increased by $0.351 million in Q2 2021 compared with 2020, related specifically to the ongoing development of AssetCare specific technologies.

26 | Management’s Discussion and Analysis

•
General and administration expenses increased by 24% or $0.297 million primarily as the result of additional costs associated with businesses acquired in the prior year that were not present in the comparative quarter.

•	Professional and consulting expenses increased by 7% or $0.187 million primarily driven by work related to the issuance of the 2021 Debentures and preparation for the future up list to the NASDAQ. Costs for professional services are associated with the general efforts to raise capital, explore current and future acquisition opportunities, legal and accounting fees related to the quarterly reviews, technical accounting and advisory fees, valuation work associated with various acquisitions, controls and process documentation, Supplement filing, and up list applications for both the TSX and the NASDAQ.

•	Depreciation and amortization non-cash costs increased by 29% or $0.446 million for Q2 2021. These changes were largely driven by increased amortization related to intangible assets where were acquired as part of business and assets acquisitions throughout Fiscal 2020 acquired from CSA, and kanepi compared with the same period in 2020.

Overall operating expenses for the six months ended June 30, 2021, increased by a modest 4% or $1.031 million compared with the same period in 2020. The most significant changes between 2021 and 2020 are as follows:

•	Salaries, wages and benefits costs decreased by 6% or $0.669 million as management continued to manage salary costs by reducing workforce where necessary primarily in Q1 partially offset by the activity ramp up in Q2 mentioned above.

•	Sales and marketing costs decreased by 52% or $0.565 million mainly as a result of decreased travel costs and efforts by management to manage these expenses during this period.

•	Research and development expenses increased by $1.100 million in 2021 compared with 2020, related specifically to the ongoing development of AssetCare specific technologies.

•	General and administration expenses increased by 20% or $0.487 million primarily as the result of additional costs associated with businesses acquired in the prior year that were not present in the comparative period.

•	Depreciation and amortization non-cash costs increased by 25% or $0.783 million in 2021. These changes were largely driven by increased amortization of intangible assets where were acquired as part of business and assets acquisitions throughout Fiscal 2020 acquired from CSA, and kanepi compared with the same period in 2020.

Other Expenses (Income)

Total other expenses (income) decreased by $1.464 million and increased by $0.469 million in the three and six months ended June 30 2021 respectively. The primary drivers are as follows:

•	Finance costs increased by $0.579 million and $1.349 million for the three and six months, respectively due to increased interest and transaction costs associated with the 2021 Debentures.

•	Foreign exchange expense increased by $0.184 million in the three months and $1.429 million in the six months as a result of the increased activity and timing of cash receipts and payments made in a variety of foreign currencies during the period due to fluctuating foreign exchange rates.

27 | Management’s Discussion and Analysis

•	Fair value changes in derivatives were $1.113 million gain in the three months and $0.451 million loss in the six months ended June 30, 2021. This is a non-cash charge as the result of accounting for the 2021 Debentures issued by the Company in Q1 and Q2 2021 and then subsequently revalued at June 30, 2021. Further details are disclosed in Note 11(b) to the Q2 2021 Financial Statements.

•	Other income increased by $0.174 million and $2.073 million in the three and six months ended June 30, 2021 respectively, over the comparative periods. The majority of Other income includes wage subsidies received from the Canadian government and low-interest loans from the US Government which have been forgiven in the periods. During the six months ended June 30, 2021, contingent consideration associated with the January 2020 CSA acquisition was determined not to be payable and $0.581 million was recognized in other income.

CAPITAL RESOURCES

Cash

On June 30, 2021, the Company had $6.530 million in cash compared with $1.111 million as at December 31, 2020. All cash was held in bank accounts, primarily with Canadian and US banks. The change in balance from June 30, 2021 to December 31, 2020 is primarily due to proceeds from the issuance of the 2021 Debentures and share issuances partially offset by the repayment of loans and cash used in operations.

Credit Facility

The Company had a secured revolving operating facility with a Canadian bank. The facility provided for up to $1.750 million of revolving credit available for general corporate purposes including the financing of ongoing working capital needs and acquisitions, with amounts available subject to margin requirements as defined in the loan agreement. On April 15, 2021 the operating facility was repaid.

On May 17, 2021, one of the Company’s subsidiaries executed a commitment letter for a $5,000,000 secured revolving operating facility with ATB Financial which is a financial institution wholly owned by the Province of Alberta. The facility is available by way of a variety of instruments. On June 24, 2021,

$2,500,000 of the available amount was drawn. The facility is due on demand, bears interest at the prime rate plus 2% per annum with interest and fees due monthly at the end of each month. The facility may be prepaid without penalty.

The facility is secured against certain assets of the Company and its principal subsidiaries. In addition, the Company and certain of its subsidiaries have provided an unlimited guarantee for repayment of all amounts due under the facility. The facility is expected to be repaid with cash generated by operating results.

Mastercard Facility

The MasterCard Facility with a total limit of $0.750 million provides security to MasterCard for expenses outstanding on the Company issued credit cards. As at June 30, 2021, the facility was drawn to $0.340 million (December 31, 2020 - $0.601 million).

Short-Form Base Shelf Prospectus

On April 17, 2020, the Company filed a final short form base shelf prospectus which will allow the Company to offer, from time to time, over a 25-month period, common shares, preferred shares, debt securities, subscription receipts, warrants and units with an aggregate value of up to $200 million.

28 | Management’s Discussion and Analysis

LIQUIDITY

The principal liquidity needs of the Company are for working capital requirements, debt servicing and repayment obligations, and costs associated with the growth of the business. The Company is exposed to liquidity risk which is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company manages its liquidity risk by monitoring its operating requirements, reducing costs were possible given the status of the COVID-19 pandemic, and applying for any available government funding to support its business. The Company generally relies on funds generated from operations and external financing to provide sufficient liquidity to meet budgeted operating requirements.

As at June 30, 2021, the Company had cash of $6.530 million compared with $1.111 million as at December 31, 2020.

The Company’s ability to fund current and future operations is dependent on its ability to generate sources of cash through positive cash flows from operations combined with equity and/or debt financing as needed. On May 17, 2021, the Company announced it had executed a commitment letter for a $5 million secured revolving operating line with ATB Financial. As at June 30, 2021, $2.500 million of this line was drawn. The operating line is for general working capital purposes and is secured against certain assets of the Company and its principal subsidiaries.

Based on its current business plan and the impacts of COVID-19 the Company has identified near-term capital needs. The Company’s near-term cash requirements relate primarily to operations, working capital and general corporate purposes. The Company updates its forecast regularly and considers additional financial resources as appropriate. Additionally, the Company is actively working to become dually listed on the NASDAQ. The Company has created aggressive marketing and sales plans and increased headcount related to sales and business development, while balancing this with the re-opening from pandemic restrictions, which is expected to increase revenues and operating cash flows.

To date, the Company received wage subsidies totaling $5.186 million from the Canadian Government. Wage subsidies of $1.880 million for the six months ended June 30, 2021 were included in Other Income in the Q2 2021 Financial Statements. To date, the Company received low-interest government loans totaling $1.961 million via the Paycheck Protection Program (the “PPP”) with the US Government to help alleviate the negative economic impacts on COVID-19 to its business. At June 30, 2021, $0.452 million of these loans had been forgiven and to the date of this report another $0.781 million had been forgiven. The wage subsidy program in Canada is currently available until the end of September 2021; however, funding for the PPP ceased on May 31, 2021.

As at June 30, 2021, the Company has a $19.966 million working capital deficiency, as a result of significant cash outflows in operating and investing activities (December 31, 2020 - $13.053 million). The working capital deficiency has increased in Q2 2021 mainly as the result of the 2019 Debentures being classified as current liabilities as they mature on May 31, 2022, partially offset by proceeds from the April equity issuance and the repayments of loans and borrowings as a function of time. Despite the working capital deficiency, the Company has continued to meet its obligations as they become due. The Company via its current credit and banking providers continues to evaluate the most accretive method to ultimately retire the 2019 debentures, which will be due in May 2022. This will be an ongoing review by the Company's management and Board of Directors. The Company expects increased revenues and operating results contributions from now until May 2022 will assist in providing conversion alternatives.

29 | Management’s Discussion and Analysis

Analysis of Cash Flows

The following table summarizes cash inflows and outflows for the periods shown.

Cash provided by (used in):	2021	2020
Operating activities	$(12.955)	$(12.349)
Investing activities	(0.774)	(1.420)
Financing activities	19.169	14.401
Increase in cash, before effect of exchange rate fluctuation	$5.440	$0.632

Cash flows from operating activities can vary significantly from period to period as a result of the Company’s working capital requirements which are dependent on operations and increased spending to grow the Company and expand its presence in the market.

Cash flows used in investing activities can vary depending on the nature of the transactions occurring during a period. During 2021, most of the cash used was for the development of intangible assets. In 2020 cash used by investing activities was higher than 2021 due to acquisitions made in the period.

Cash flows provided by financing activities for 2021 mainly result from the issuances of the 2021 Debentures and equity partially offset by net repayment of loans. Cash flows provided by financing activities for 2020 mainly result from the issuance of shares and exercise of options and warrants offset by net repayment of loans.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

A description of the Company's financial instruments and financial risks that the Company is exposed to and management of these risks can be found in Note 21 of the Annual Financial Statements. There were no significant changes to the Company's exposures to those risks during Q2 2021 except for additional commitments as noted below which impacts liquidity risk and an increase in foreign currency risk resulting from the issuance of the 2021 Debentures in US$.

Commitments

Information regarding the Company’s undiscounted contractual cash flows payable and the Company’s commitments at December 31, 2020 are disclosed in Note 21 and Note 25, respectively, to the Annual Financial Statements. During the six months ended June 30, 2021, the most significant change in commitments were associated with the issuance of the 2021 Debentures, change in operating line facility, additional loans and borrowings and forgivable government loans which are further described in Note 15(c) to the Q2 2021 Financial Statements. Commitments at December 31, 2020 have been reduced by normal course payments made during the period to June 30, 2021. See further details in the section Quarter in Review - Financing. Management does not believe these additional commitments increase liquidity risk.

Foreign Currency Risk

At June 30, 2021, the C$ equivalent carrying amount of the Company’s USD denominated monetary assets and liabilities was $10.573 million (December 31, 2020 - $8.291 million) and $20.329 million (December 31, 2020 - $16.399 million), respectively. Assuming all other variables remain constant, a

30 | Management’s Discussion and Analysis

fluctuation of +/- 5.0% in the exchange rate between C$ and US$ would impact the net loss for the period by approximately $0.488 million (December 31, 2020 - $0.405 million). The majority of the USD denominated monetary liabilities are associated with the 2021 Debentures which will be converted to equity which will decrease this risk substantially.

Transactions Between Related Parties

The Company's related parties include its subsidiaries, its non-controlling interest and key management personnel. The related party transactions are in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key Management Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company defines key management personnel as key officers and executive of the Company and directors. For the three and six months ended June 30, 2021, and 2020, the compensation awarded to key management personnel including director fees is as follows:

Three months ended June 30,	2021	2020	Change %
Salaries, fees and short-term benefits	$0.417	$0.443	(6)%
Share-based compensation	0.098	0.184	(47)%
	$0.515	$0.627	(18)%

Six months ended June 30,	2021	2020	Change %
Salaries, fees and short-term benefits	$0.791	$0.868	(9)%
Share-based compensation	0.155	0.365	(58)%
	$0.946	$1.233	(23)%

At June 30, 2021, amounts due to key management personnel for salaries, director fees, and short-term benefits was $0.077 million (December 31, 2020 - $0.116 million). In addition, at June 30, 2021, the Company owed $0.296 million (December 31, 2020 - $0.0.33 million) to an officer of the Company for an unsecured, non-interest bearing amount.

Other transactions and balances

At June 30, 2021, the Company had $0.399 million (December 31, 2020 - $0.813 million) due to an entity controlled by the principal owner of Agnity Communications Inc. ("Agnity") for the purchase of assets. The amount is unsecured, non-interest bearing and due on demand.

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $0.950 million and $1.539 million during the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - $0.618 million and $1.229 million). At June 30, 2021, the Company owed the entity $0.859 million (December 31, 2020 - $1.139 million).

31 | Management’s Discussion and Analysis

NON-IFRS FINANCIAL MEASURE

Non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be directly comparable to similar measurements presented by other issuers. The following supplemental proforma disclosure has been provided as management believes it will assist the reader in better understanding the financial position of the Company. The following information should not be considered in isolation or as a substitute for measures of financial condition or performance prepared in accordance with IFRS. This information should be read in conjunction with the Q2 2021 Financial Statements.

The table on the following page presents a proforma balance sheet as at June 30, 2021 which reflects the conversion of the all of the 2021 Debentures and the settlement of accrued interest payable as if the debentures had been converted as at June 30, 2021. Only 99.2% of the principal amount of the 2021 Debentures will ultimately be converted. This proforma information is for illustrative purposes only and is not necessarily a full representation of the application of IFRS to the transaction. Management believes that this table provides a useful illustration of the Company’s capital structure and changes in liquidity relating to the conversion of the 2021 Debentures

32 | Management’s Discussion and Analysis

	As at June 30, 2021	Adjustment	Proforma as at June 30, 2021
Current assets	$23.097	$—	$23.097
Total non-current assets	$57.489	$—	$57.489
Total assets	$80.586	$—	$80.586
Current liabilities
Bank indebtedness	$2.555	—	$2.555
Trade payables and accrued liabilities	11.349	(0.364)	10.985
Deferred revenue	2.282	—	2.282
Loans and borrowings	2.184	—	2.184
Convertible debentures	20.780	—	20.780
Warrant liabilities	0.696	—	0.696
Lease liabilities	0.764	—	0.764
Other liabilities	1.201	—	1.201
Business acquisition payable	1.253	—	1.253
Total current liabilities	$43.064	$(0.364)	$42.700
Non-current liabilities
Convertible debentures	$11.111	(11.111)	$—
Lease liabilities	2.726	—	2.726
Loans and borrowings	9.441	—	9.441
Deferred income tax liability	3.620	—	3.620
Other liabilities	0.728	—	0.728
Business acquisition payable	0.559	—	0.559
Total non-current liabilities	$28.185	$(11.111)	$17.074
Total liabilities	$71.249	$(11.475)	$59.774
Equity
Share Capital	$95.646	11.475	$107.121
Contributed surplus	10.117	—	10.117
Accumulative other comprehensive income	2.460	—	2.460
Deficit	(103.290)	—	(103.290)
Total shareholder's equity	$4.933	$11.475	$16.408
Non-controlling interest	4.404	—	4.404
Total equity	$9.337	$11.475	$20.812
Total liabilities and equity	$80.586	$—	$80.586

33 | Management’s Discussion and Analysis

ACCOUNTING MATTERS

Basis of Presentation and Accounting Policies

The condensed consolidated interim financial statements include the accounts of mCloud, the ultimate parent company of the consolidated group, and its subsidiaries and are prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in annual financial statements prepared under IFRS as issued by the IASB have been condensed or omitted. Accordingly, the condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020.

The accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied and disclosed in Note 2 of the Company’s Annual Financial Statements with the exception of the expansion of the accounting policy on the 2021 Debentures which is disclosed in Note 19 of the Q2 2021 Financial Statements.

Critical Accounting Estimates and Judgements

Management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The Company applied critical judgements and estimates, including significant areas of estimation uncertainty in applying policies, as described in Note 3 of the 2020 Annual Financial Statements. In addition, during the three and six months ended June 30, 2021, management made judgements related to the measurement of the fair value of the 2021 Debentures, including the determination of the allocation of the proceeds between the host liability and conversion feature embedded derivative components as described in Note 15 to the Q2 2021 Financial Statements. At inception of an instrument, the Company determines the value of the components of convertible debt and judgement is required in determining the inputs used in the fair value calculations and in determining the probability of certain outcomes. Changes in those judgements may result in a change to the recognized value of the convertible debt. The Company determines the fair value of embedded derivatives within convertible debt at the end of each reporting period until maturity or conversion.

Off-Balance Sheet Arrangements

Various forms of security have been granted by the Company and certain of its subsidiaries in favour of arm’s length lenders. The security granted gives the lenders a comprehensive level of protection against a default by the borrower in the performance of its obligations including the repayment of the indebtedness and interest thereon.

34 | Management’s Discussion and Analysis

CONTROLS AND PROCEDURES

Disclosures Controls and Procedures

The Company is in compliance with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The Company will disclose in the interim MD&A any weaknesses or changes in internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect mCloud's internal controls over financial reporting. The Company confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the six months ending June 30, 2021.

35 | Management’s Discussion and Analysis

As at August 13, 2021, the following common shares, share purchase warrants, stock options, restricted share units and convertible debt conversion options were outstanding:

Securities Outstanding
Shares issued and outstanding	34,480,809
Share purchase warrants (1)	11,914,717
Stock options	1,459,257
Restricted share units	704,761
2019 convertible debentures (2)	4,691,500
Shares to be issued on 2021 Debenture conversion (3)	6,323,360
Share purchase warrants to be issued on 2021 Debenture conversion (3)	6,323,360
Shares to be issued for non-brokered private placement (4)	227,027
Share purchase warrant to be issued for non-brokered private placement (4)	227,027
2021 convertible debentures (5)	48,750
Total	66,400,568

(1) Share purchase warrants offer the holder the right to purchase a common share of the Company at a specified price by a specific date. Share purchase warrants outstanding have exercise prices ranging from $1.88 - $7.50 and a weighted average remaining contractual life of 2.44 years.

(2) Debentures are convertible at the option of the holder and have a conversion price of $5.00 and maturity date of May 31, 2022.

(3) On July 12, 2021, the Company announced the potential conversion of the majority of the principal amount and interest outstanding under the 2021 Debentures. On August 13, 2021, the Company received TSX.V approval to convert 99.2% of the principal and accrued interest thereon to the date of the conversion agreements to equity of the Company. The Company will issue an aggregate of 6,323,360 common shares and 6,323,360 common share purchase warrants. The common share purchase warrants entitle the holder to purchase one common share of the Company at an exercise price of US$2.29 and mature 36 months after issuance

(4) On July 12, 2021, the Company announced the intention to complete a non-brokered private placement offering of 227,027 units of the Company at a unit price of $1.85. Each unit consists of one common share and one share purchase warrant at an exercise price of $2.85 per common share with warrants expiring April 2024. This non-brokered private placement was completed on August 13, 2021.

(5) Debentures are convertible at the option of the holder and have a conversion price of $1.91 which has been converted to Canadian dollars at the date of this report. The Debentures have an average remaining life to maturity of 2.39 years. These debentures are the only remaining securities which did not convert.

36 | Management’s Discussion and Analysis

This MD&A contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein and therein may include, but is not limited to, information relating to:

•	the expansion of the Company's business to new geographic areas, including Australia, China, Southeast Asia, Continental Europe and the Middle East;
•	the performance of the Company's business and operations;
•	the intention to grow the business and operations of the Company;
•	expectations with respect to the advancement of the Company's products and services, including the underlying technology;
•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Company's existing customer base;
•	the estimated market value of the potential connected commercial buildings and industrial sites the Company could service;
•	the acceptance by customers and the marketplace of the Company's products and solutions;
•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Company's products;
•	the ability to successfully leverage current and future strategic partnerships and alliances;
•	the anticipated trends and challenges in the Company's business and the markets and jurisdictions in which the Company operates;
•	the ability to obtain capital;
•	the competitive and business strategies of the Company;
•	sufficiency of capital; and
•	general economic, financial market, regulatory and political conditions in which the Company operates.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

37 | Management’s Discussion and Analysis

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 31 to 44 of the Company's annual information form dated April 12 , 2021. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this MD&A, the Company has made certain assumptions, including, but not limited to:

•	the Company will be able to successfully consolidate acquired businesses with the Company's existing operations;
•	the Company will be able to incorporate acquired technologies into its AssetCare platform;
•	the Company will be able to realize synergies with acquired businesses;
•	the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition;
•	the Company will continue to comply with regulatory requirements;
•	the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;
•	development activities and wide-spread acceptance of the use of AI;
•	no significant changes to our effective tax rate, recurring revenue, and number of shares outstanding;
•	the Company will be able to scale its services and reach all potential markets;
•	the estimated number of connected commercial buildings and industrial sites the Company can service is accurate;
•	key personnel will continue their employment with the Company, and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost-efficient manner;
•	and general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this MD&A are made as of the date of this MD&A. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

38 | Management’s Discussion and Analysis

TSX-V: MCLD OTCQB: MCLDF

mCloud

mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com